

February 13, 2006

Mr. Mark E. Baldwin
Chief Executive Officer
Veritas DCG Inc.
10300 Town Park
Houston, TX 77072

> **Re:** **Veritas DCG Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2005**
> **Filed October 12, 2005**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2005**
> **Filed December 9, 2005**
> **Response Letter Dated January 27, 2006**
> **File No. 1-7427**

Dear Mr. Baldwin:

We have reviewed your response letter and have the following comment. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended July 31, 2005

Note 3 Long-term Debt, page 35

1.   We note your response indicates that you believe the conversion option qualifies for the scope exception in paragraph 11 of SFAS 133 since you believe the conversion feature is both indexed to your own stock and would be classified in stockholders' equity if freestanding. However, we note that one of the events that triggers the ability of the holder to convert is "the occurrence of a five consecutive trading day period in which the trading price of the notes was less than 95% of the closing price of your common stock on such date multiplied by the number of shares of your common stock issuable upon conversion of the notes." Please tell us how you concluded that this conversion feature meets the criteria of being "indexed solely to your common stock," and thus eligible for the paragraph 11(a) scope exception in SFAS 133. In this regard, it appears this feature may be considered indexed to an observable market, other than the market for your common stock, as noted in paragraph 5 of EITF 01-6. Please advise.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief